Exhibit 99.1

Stop work order lifted, Empire Wind project resumes construction

19 May 2025 – Empire Offshore Wind LLC (Empire), a subsidiary of Equinor ASA, has been informed by the Department of the Interior’s Bureau of Ocean Energy Management (BOEM) that the stop work order has been lifted for the Empire Wind project, allowing construction activities to resume.

“We appreciate the fact that construction can now resume on Empire Wind, a project which underscores our commitment to deliver energy while supporting local economies and creating jobs,” says Anders Opedal, President and CEO of Equinor ASA.

“I would like to thank President Trump for finding a solution that saves thousands of American jobs and provides for continued investments in energy infrastructure in the U.S. I am grateful to Governor Hochul for her constructive collaboration with the Trump Administration, without which we would not have been able to advance this project and secure energy for 500 000 homes in New York. We are very appreciative of New York City Mayor Adams, congressional leaders including Senator Schumer, Senator Gillibrand, Representative Garbarino, and Representative Goldman, as well as labour groups and other advocates that have maintained their steadfast support for the project,” says Anders Opedal, President and CEO of Equinor ASA.

“I would like to thank the Norwegian Prime Minister Støre and Minister of Finance Stoltenberg for their support at a critical time, and that the Minister of Finance raised the situation with the U.S. administration,” says Anders Opedal, President and CEO of Equinor ASA.

The stop work order was issued on 16 April 2025. Following dialogue with regulators and federal, state, and city officials, the stop work order has been lifted and construction activities will resume.

“This project delivers on the energy ambitions shared by the United States and New York by providing a vital new source of power to the region. Empire Wind brings supply chain investments in states across the nation including New York, Louisiana, Pennsylvania, Texas and South Carolina,” said Molly Morris, President of Equinor Wind US.

Equinor will perform an updated assessment of the project economics in the second quarter. Empire aims to be able to execute planned activities in the offshore installation window in 2025 and reach its planned commercial operation date in 2027. Empire will engage with suppliers and regulatory bodies to reduce the impact of the stop work order.

After a competitive process, the United States government first leased Empire a designated area of the outer continental shelf off the coast of New York in 2017. After an extensive environmental review process, the United States government approved the plan to build a commercial offshore wind farm in early 2024, after which construction started. Project financing was secured in 2024. The project is currently more than 30 percent complete.

The United States is a core country in Equinor’s portfolio. Since the early 2000s, Equinor has invested approximately USD 60 billion in U.S. energy projects, mainly within oil and gas, and more recently within low carbon solutions, critical minerals and renewables.

***

This release contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “can”, “will”, “aim”, “outlook”, “plan”, “schedule”, “strategy” and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including aims and expectations regarding assessment of project economics, execution of planned activities, initiation of commercial operations and impacts of the stop work order, discussed in this release are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events, are based on management’s current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including, but not limited to the risks described in the risk factors incorporated in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2024. Many of these risks are, and will be, exacerbated by any further worsening of geopolitical and macroeconomic conditions, including as a result of worsening trade relations and changes in the regulatory and policy landscape. We are unable to predict the full extent and duration of any resulting operational and economic impact of these events on us, including effects on demand for, and supply of oil and gas, commodity prices and our ability to operate our facilities effectively.

These forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including our most recent Form 20-F and our other reports on Form 6-K, and any other documents that we have made public. Any forward-looking statements made in this release are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Equinor or its business or operations. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this release, either to make them conform to actual results or changes in our expectations.

***